Exhibit 3.2

                           Chapman and Cutler
                         111 West Monroe Street
                        Chicago, Illinois  60603

                              May 20, 1997






Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181

The Bank of New York
101 Barclay Street
New York, New York  10286


     Re:  Van Kampen American Capital Equity Opportunity Trust,
          Series 59

Gentlemen:

     We have acted as counsel for Van Kampen American Capital Distributors, Inc., Depositor of Van Kampen American Capital Equity
Opportunity Trust, Series 59 (the "Fund"), in connection with the issuance of Units of fractional undivided interest in the Fund, under a Trust Agreement dated May 20, 1997 (the "Indenture") between Van Kampen American Capital Distributors, Inc., as Depositor, Van Kampen American
Capital Investment Advisory Corp., as Evaluator, Van Kampen American Capital Investment Advisory Corp., as Supervisory Servicer, and The Bank of New York, as Trustee. The Fund is comprised of two separate unit investment trusts, Van Kampen American Capital Blue Chip Opportunity and Treasury Trust, Series 5 and Van Kampen American Capital Blue Chip Opportunity Trust, Series 3. The following discussion applies only to Van Kampen American Capital Blue Chip Opportunity and Treasury Trust, Series 5 (the "Trust").

     In this connection, we have examined the Registration Statement, the Prospectus, the Indenture, and such other instruments and documents as we have deemed pertinent.

     The assets of the Trust will consist of a portfolio of equity securities (the "Equity Securities") and "Zero coupon" U.S. Treasury bonds (the "Treasury Bonds") (collectively, the "Securities") as set forth in the Prospectus.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

          (i) The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each asset of the Trust under the Internal Revenue Code of 1986, as amended (the "Code"); the income of the Trust will be treated as income of each Unitholder thereof under the Code, and an item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.

         (ii) For Federal income tax purposes a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Equity Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits.". A Unitholder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce the Unitholder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security, shall be treated as capital gain. In general, any such capital gain will be short term unless a Unitholder has held his Units for more than one year. Each Unitholder will also be required to include in taxable income for federal income tax purposes, original issue discount with respect to his interest in any Treasury Bond held by the Trust which was treated as issued with original issue discount (as described below) at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Based upon a Treasury Regulation (the "Regulation")
     which was issued on December 28, 1992 regarding the stripped bond rules of the Code, original issue discount with respect to a Treasury Bond will be treated as zero if it is "de minimis" as determined thereunder.

        (iii) The price a Unitholder pays for his Units, is allocated among his pro rata portion of each Security held by the Trust (in the proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchases his Units), in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. The Treasury Bonds are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unitholder purchases his Units. Because the Treasury Bonds represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Bonds held by the Trust (determined at the time he acquires his units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Under the special rules relating to stripped bonds, original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Bonds held by the Trust as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is greater than or equal to the "de minimis" amount determined under a Treasury Regulation (the "Regulation") issued on December 28, 1992 as described below. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of Treasury Bonds this method will generally result in an increasing amount of income to the Unitholders each year.

         (iv) Gain or loss will be recognized to a Unitholder upon redemption or sale of his Units, except to the extent an in kind distribution of stock is received by such Unitholder from the Trust as discussed below. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of his Units. Before adjustment, such basis would normally be cost if the Unitholder had acquired his units by purchase. Such basis will be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to each Equity Security which are not taxable as ordinary income. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount with respect to each Treasury Bond held by the Trust.

          (v) If the Trustee disposes of a Trust asset (whether by sale, exchange, liquidation, redemption, payment on maturity or otherwise) gain or loss will be recognized to the Unitholder (subject to various non-recognition provisions under the Colde) and the amount thereof will be measured by comparing the Unitholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his Units (as of the date on which his Units were acquired) among each of the Trust assets ratably according to their values as of the valuation date nearest the date on which he purchased such Units. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be reduced, but not below zero, by the Unitholder's pro rata portion of dividends with respect to each Security which are not taxable as ordinary income. A Unitholder's basis in his Units and of his fractional interest in each Trust asset must be increased by the Unitholder's share of the accrued original issue discount with respect to each Treasury Bond.

         (vi) Under the Indenture, under certain circumstances, a Unitholder tendering Units for redemption may request an in kind distribution of Securities upon the redemption of Units or upon the termination of the Trust. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets. The receipt of an in kind distribution will result in United States Unitholders receiving an undivided interest in whole shares of stock and possibly cash. The potential federal income tax consequences which may occur under an in kind distribution with respect to each Security owned by the Trust will depend upon whether or not a United States Unitholder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or lose if a Unitholder only receives Equity Securities in exchange for his pro rata portion in the Equity Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received for the fractional share by the Unitholder and his tax basis in such fractional share of an Equity Security held by the Trust. The total amount of taxable gains (or losses) recognized upon such redemption will generally equal the sum of the gain (or loss) recognized under the rules described above by the redeeming Unitholder with respect to each Equity Security owned by a Trust.

     Dividends received by the Trust which are attributable to a corporation owning Units in the Trust and which are taxable as ordinary income may be eligible for the 70% dividends received deduction pursuant to Section 243(a) of the Code, subject to the limitations imposed by Sections 246 and 246A of the Code. It should be noted that various legislative proposals that would affect the dividend received deduction have been introduced.

     Section 67 of the Code provides that certain itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income. Temporary regulations have been issued which require Unitholders to treat certain expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     The Code provides a complex set of rules governing the accrual of original issue discount, including special rules relating to "stripped" debt instruments such as the Treasury Bonds. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Security. Special rules apply if the purchase price of a Treasury Obligation exceeds its original issue price plus the amount of original issue discount which would have previously accrued, based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Treasury Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. In addition, as discussed above, the Regulation provides that the amount of original issue discount on a stripped bond is considered zero if the actual amount of original issue discount on such stripped bond as determined under Section 1286 of the Code is less than a "de minimis" amount, which, the Regulation provides, is the product of
(i) 0.25 percent of the stated redemption price at maturity and (ii) the number of full years from the date the stripped bond is purchased (determined separately for each new purchaser thereof) to the final maturity date of the bond.

     A Unitholder will recognize taxable gain (or loss) when all or part of the pro rata interest in a Security is either sold by the Trust or redeemed or when a Unitholder disposes of his Units in a taxable transaction, in each case for an amount greater (or less) than his tax basis therefor subject to various non-recognition provisions of the Code.

     Any gain recognized on a sale or exchange will, under current law, generally be capital gain or loss.

     The scope of this opinion is expressly limited to the matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

                                    Very truly yours



                                    Chapman and Cutler

MJK/slm